U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI  53202

December 7, 2007

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C.  20549

Re:	Underlying Funds Trust
File No.: 811-21895

Dear Sir or Madam:

In response to a request from the Staff of the Securities and Exchange Commission and on behalf of the Trust, I have transmitted herewith for filing pursuant to Rule 8b-16(a) under the Investment Company Act of 1940, as amended, Amendment No. 8 to the Trust’s Registration Statement on Form N-1A.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk
For US Bancorp Fund Services, LLC